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                                                                     Exhibit 4.3

                              ENDOREX CORPORATION

                        Second Amendment and Supplement
                           To Subscription Agreement

                                 April 6, 2000

     This Second Amendment and Supplement (this "Supplement") amends and supplements the Subscription Agreement, as amended by the Amendment and Supplement to Subscription Agreement, to be entered into by and among Endorex Corporation (the "Company") and Subscribers in the Offering (as amended, the "Subscription Agreement"). The information contained in this Supplement should be considered together with the more detailed information included in the Subscription Agreement and exhibits thereto, as supplemented and amended hereby. Capitalized terms used, but not defined, in this Supplement shall have the meanings given to them in the Subscription Agreement unless the context otherwise requires.

     1. Notwithstanding anything to the contrary in the Subscription Agreement and any prior amendments thereto, the price per Unit shall be $100,000, each "Unit" shall consists of 21,164 shares of Common Stock and 5,291 Warrants. The Per Share Common Stock Price shall be $4.725 and the exercise price per Warrant shall be $5.91.

     2. The first sentence of Section 3.1 of the Subscription Agreement is hereby replaced in its entirety to provide as follows:

     "The Company shall sell to the Subscribers a number of Units which would provide aggregate gross proceeds to the Company of at least $2,000,000 (the "Minimum Offering Amount") but in no event shall the company sell to Subscribers a number of Units comprised of more than 1,850,000 shares of Common Stock (excluding the shares of Common Stock underlying the Warrants) (the "Maximum Offering"), at a purchase price of $100,000 per Unit (the "Purchase Price")."


                                   Agreed and Accepted:


                                   By:___________________________
                                   Name:
                                   Title: